UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Contained in this Report on Form 6-K

Attached hereto and incorporated by reference herein are the following documents:

1.	Ruling issued by the Israel Tax Authority on, and dated January 31, 2019, and with respect to withholding of Israeli tax(1)

2.	Press Release issued by the Registrant on, and dated January 31, 2019, and entitled “Orbotech Receives Israel Tax Authority Withholding Tax Ruling”

(1)	English translation from the official, original version in Hebrew.

Withholding Tax Ruling

On January 31, 2019, Orbotech Ltd. (the “Company” or “Orbotech”) announced that the Israel Tax Authority (the “ITA”) has issued a tax ruling with respect to withholding of Israeli tax applicable to the merger consideration payable to its shareholders and to its employees who are not residents of Israel (“foreign-resident employees” and such ruling, the “Withholding Tax Ruling”), in connection with the pending merger transaction involving the Company, KLA-Tencor Corporation (“KLA-Tencor”) and Tiburon Merger Sub Technologies Ltd. (such merger, the “Merger”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger dated as of March 18, 2018, as amended (the “Merger Agreement”), filed with the Securities and Exchange Commission (the “SEC”) as part of Exhibit 99.1 of the Company’s Form 6-K on June 7, 2018.

The following is a summary discussion of the material Israeli withholding tax considerations in connection with the Merger, applicable to Orbotech’s Israeli-resident and foreign-resident (non-Israeli) shareholders and foreign-resident employees of the Company’s subsidiaries. The following summary is included for general information purposes only, is based upon current Israeli tax law and the rules promulgated thereunder and the Withholding Tax Ruling and should not be construed as or considered to be tax advice to any particular holder of Orbotech shares. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary is not intended to be and does not constitute a complete review of all material terms of the Withholding Tax Ruling, nor does it discuss all material aspects of Israeli tax consequences that may apply to particular holders of Orbotech shares (in light of their particular circumstances). YOU SHOULD CAREFULLY READ THE TRANSLATION OF THE WITHHOLDING TAX RULING ATTACHED HERETO AND CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO YOU. In the event of any discrepancy between the translation of the Withholding Tax Ruling attached hereto and the official, original Hebrew version of the Withholding Tax Ruling, the official, original Hebrew version of the Withholding Tax Ruling shall govern. The Withholding Tax Ruling does not address any non-Israeli tax matters.

This Form 6-K is intended to provide general information to the Company’s shareholders and foreign-resident employees of the main procedures shareholders and foreign-resident employees must follow in order to become eligible for exemption from tax withholding under Israeli law, to which they may be entitled under the Withholding Tax Ruling. Neither the Company, KLA-Tencor nor any representative of the Company or KLA-Tencor is requesting any forms or submissions by shareholders or foreign-resident employees at this time. Please do not submit any forms or other materials to the Company, KLA-Tencor or their representatives in connection with the merger until requested.

The Withholding Tax Ruling does not cover the deferral of the obligation of Israeli tax resident holders of Orbotech shares to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the Ordinance. The Company expects that these matters will be covered by an additional ruling or rulings to be issued by the ITA (the “104H Tax Rulings”). If and when the 104H Tax Rulings are finalized, Orbotech will issue a press release and furnish a Form 6-K or other document with the SEC describing the tax treatment provided therein. There can be no assurance that such ruling or rulings will be granted before the Closing or at all or that, if obtained, such ruling or rulings will be granted under the conditions requested by Orbotech.

Exemption from Israeli Tax withholding with respect to Merger Consideration payable to foreign-resident (non-Israeli) shareholders holding their shares through foreign brokers and with respect to registered shareholders (other than ‘Interested Parties’, as defined in the Withholding Tax Ruling).

Generally, the Merger Consideration payable to foreign-resident (non-Israeli) shareholders holding their shares through foreign brokers (other than such shareholders holding shares through TASE members) and the Company’s foreign-resident (non-Israeli) registered shareholders shall be exempt from Israeli tax withholding.

“Foreign-resident (non-Israeli) registered shareholders” are shareholders who are not residents of Israel and hold Orbotech shares that are listed on the NASDAQ Global Select Market (“Nasdaq”) and registered with American Stock Transfer & Trust Company LLC, Orbotech’s transfer agent.

The eligibility requirements for the exemption from Israeli Tax Withholding include the following:

i.	the shareholder holds no more than 5% of the Company’s outstanding shares;

ii.

the shareholder is a beneficial owner of such shares (i.e., (a) such shareholder is the legal and economic beneficiary of the rights arising from the Orbotech shares; and (b) with respect to a non-individual shareholder, it has actual activity and is not a ‘pass-through entity’ aiming to reduce or avoid Israeli taxation);

iii.	the shareholder purchased such shares after their listing on Nasdaq (i.e., after August 9, 1984) and was not an Israeli resident at the time such shares were purchased; and

iv.

the shareholder provides a declaration with respect to its residency and to its entitlement to an exemption from tax withholding by submitting a declaration of status for Israeli income tax purposes (the “Declaration of Status”).

Additionally, all non-individual shareholders, as well as individual shareholders receiving Merger Consideration in excess of $100,000, must provide a certificate of residency for tax purposes from the tax authority of its state of residency. Each individual shareholder must also provide a copy of his/her passport.

Israeli Tax Withholding with respect to Cash Merger Consideration payable to shareholders holding their shares through TASE members (other than Interested Parties).

With respect to the Cash Merger Consideration payable to shareholders holding their shares through TASE members (other than Interested Parties), Israeli income tax shall be withheld by the applicable TASE member, in accordance with the Ordinance and the rules promulgated thereunder.

Israeli Tax Withholding with respect to Merger Consideration payable to foreign-resident employees of Orbotech’s subsidiaries.

Generally, the Merger Consideration payable to foreign-resident employees of the Company’s foreign subsidiaries in respect of their options and/or settled RSUs and restricted shares, will be eligible to be exempt from Israeli withholding tax.

The eligibility for such exemption is subject to the submission, by the employee, of a declaration regarding his/her residency and entitlement to such exemption. Each foreign-resident employee must provide a copy of his/her passport and any foreign-resident employee receiving Merger Consideration in excess of $100,000 must also provide a confirmation from the tax authorities of his/her state of residency confirming its tax residency status.

Other shareholders, foreign-resident employees and Interested Parties.

Generally, the Merger Consideration payable to shareholders and foreign-resident employees who do not meet the requirements for tax withholding exemption as described above, and the Cash Consideration payable to Interested Parties, will be subject to tax withholding in accordance with the Ordinance and the rules promulgated thereunder or according to a valid withholding tax certificate issued by the assessing officer or the Professional Division at the ITA or according to another ruling issued by the ITA.

* * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146, and Registration No. 333-207878) of Orbotech Ltd. previously filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of receipt of antitrust approval in China and the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the ability of Orbotech to obtain certain rulings from the Israel Tax Authority in connection with the tax treatment of the merger consideration in Israel; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the SEC, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2018 and subsequent SEC filings. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the SEC, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017 and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This report is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

EXHIBITS

Exhibit#	Description

99.1	Ruling issued by the Israel Tax Authority on, and dated January 31, 2019, and with respect to withholding of Israeli tax(1)

99.2	Press Release issued by the Registrant on, and dated January 31, 2019, and entitled “Orbotech Receives Israel Tax Authority Withholding Tax Ruling”

(1) English translation from the official, original version in Hebrew.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and Chief Financial Officer

Date: January 31, 2019